Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	September 30, 2023	December 31, 2022

ASSETS
Current assets
Cash		$23,899	$5,464
Trade receivables and prepaids		540,679	228,485
Financial derivatives	17	6,695	10,105
		571,273	244,054
Non-current assets
Exploration and evaluation assets	5	163,939	168,684
Oil and gas properties	6	7,939,993	4,620,766
Other plant and equipment		7,088	6,568
Lease assets		34,554	6,453
Deferred income tax asset	14	229,334	57,244
		$8,946,181	$5,103,769

LIABILITIES
Current liabilities
Trade and other payables		$677,856	$272,195
Dividends payable		19,138	—
Financial derivatives	17	12,793	—
Lease obligations		18,033	3,521
Asset retirement obligations	9	14,730	12,813
		742,550	288,529
Non-current liabilities
Trade and other payables		7,536	9,209
Credit facilities	7	1,028,867	383,031
Long-term notes	8	1,600,397	547,598
Lease obligations		16,912	3,017
Asset retirement obligations	9	599,536	576,110
Deferred income tax liability	14	218,165	265,858
		4,213,963	2,073,352

SHAREHOLDERS’ EQUITY
Shareholders' capital	10	6,717,633	5,499,664
Contributed surplus		135,399	89,879
Accumulated other comprehensive income		821,171	756,195
Deficit		(2,941,985)	(3,315,321)
		4,732,218	3,030,417
		$8,946,181	$5,103,769

Subsequent events (note 10 and note 17)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2023	2022	2023	2022

Revenue, net of royalties
Petroleum and natural gas sales	13	$1,163,010	$712,065	$2,317,106	$2,240,059
Royalties		(240,049)	(146,994)	(441,222)	(441,273)
		922,961	565,071	1,875,884	1,798,786

Expenses
Operating		174,119	110,139	405,965	318,331
Transportation		27,983	12,771	59,562	33,744
Blending and other		49,830	40,945	162,506	139,280
General and administrative		20,536	12,003	47,510	35,325
Transaction costs	3	2,263	—	43,966	—
Exploration and evaluation	5	409	6,566	941	17,346
Depletion and depreciation		319,731	144,177	661,874	427,254
Share-based compensation	11	14,699	3,072	41,440	9,959
Financing and interest	15	68,065	25,753	126,287	77,074
Financial derivatives loss (gain)	17	28,641	(114,063)	17,054	191,838
Foreign exchange loss	16	42,682	38,905	30,680	52,269
Gain on dispositions		(875)	(4,566)	(539)	(5,007)
Other (income) expense		(1,367)	5,223	(2,284)	4,759
		746,716	280,925	1,594,962	1,302,172
Net income before income taxes		176,245	284,146	280,922	496,614
Income tax expense (recovery)	14
Current income tax expense		808	703	3,278	2,753
Deferred income tax expense (recovery)		48,007	18,475	(114,830)	(8,937)
		48,815	19,178	(111,552)	(6,184)
Net income		$127,430	$264,968	$392,474	$502,798
Other comprehensive income
Foreign currency translation adjustment		111,981	117,023	64,976	147,861
Comprehensive income		$239,411	$381,991	$457,450	$650,659

Net income per common share	12
Basic		$0.15	$0.48	$0.59	$0.89
Diluted		$0.15	$0.47	$0.59	$0.89

Weighted average common shares (000's)	12
Basic		855,300	553,409	662,379	561,931
Diluted		860,572	559,174	666,194	567,662

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2021		$5,736,593	$13,559	$632,103	$(4,170,926)	$2,211,329
Vesting of share awards		8,501	(8,501)	—	—	—
Share-based compensation		—	2,715	—	—	2,715
Repurchase of common shares for cancellation		(217,263)	76,009	—	—	(141,254)
Comprehensive income		—	—	147,861	502,798	650,659
Balance at September 30, 2022		$5,527,831	$83,782	$779,964	$(3,668,128)	$2,723,449
Balance at December 31, 2022		$5,499,664	$89,879	$756,195	$(3,315,321)	$3,030,417
Issued on corporate acquisition	3	1,326,435	21,316	—	—	1,347,751
Vesting of share awards	10	26,229	(37,462)	—	—	(11,233)
Share-based compensation	11	—	16,237	—	—	16,237
Repurchase of common shares for cancellation	10	(134,695)	45,429	—	—	(89,266)
Dividends declared	10	—	—	—	(19,138)	(19,138)
Comprehensive income		—	—	64,976	392,474	457,450
Balance at September 30, 2023		$6,717,633	$135,399	$821,171	$(2,941,985)	$4,732,218

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2023	2022	2023	2022

CASH PROVIDED BY (USED IN):
Operating activities
Net income		$127,430	$264,968	$392,474	$502,798
Adjustments for:
Non-cash share-based compensation	11	—	637	16,237	2,715
Unrealized foreign exchange loss	16	42,392	39,799	29,299	52,750
Exploration and evaluation	5	409	6,566	941	17,346
Depletion and depreciation		319,731	144,177	661,874	427,254
Non-cash financing and accretion	15	11,570	5,979	23,162	16,399
Non-cash other income	9	—	(1,276)	(1,271)	(2,741)
Unrealized financial derivatives loss (gain)	17	30,696	(190,471)	40,889	(92,978)
Cash premiums on derivatives		—	—	(2,263)	—
Gain on dispositions		(875)	(4,566)	(539)	(5,007)
Deferred income tax expense (recovery)	14	48,007	18,475	(114,830)	(8,937)
Asset retirement obligations settled	9	(9,252)	(4,599)	(18,770)	(10,608)
Change in non-cash working capital		(126,075)	30,734	(205,924)	(29,560)
		444,033	310,423	821,279	869,431

Financing activities
Increase (decrease) in credit facilities		46,602	(58,266)	648,581	(73,617)
Decrease in acquired credit facilities	3	—	—	(373,608)	—
Debt issuance costs		(198)	(305)	(40,123)	(2,137)
Payments on lease obligations		(4,740)	(668)	(7,076)	(2,881)
Net proceeds from issuance of long-term notes	8	—	—	1,046,197	—
Redemption of long-term notes	8	—	(35,599)	—	(288,429)
Redemption of acquired long-term notes	3	—	—	(569,256)	—
Repurchase of common shares	10	(89,266)	(78,790)	(89,266)	(141,254)
Dividends declared		(19,138)	—	(19,138)	—
Change in non-cash working capital		(25,734)	—	(25,734)	—
		(92,474)	(173,628)	570,577	(508,318)

Investing activities
Additions to exploration and evaluation assets	5	(40)	—	(1,271)	(5,897)
Additions to oil and gas properties	6	(409,151)	(167,453)	(812,250)	(412,011)
Additions to other plant and equipment		(1,279)	(148)	(2,300)	(782)
Corporate acquisition, net of cash acquired	3	—	—	(662,579)	—
Property acquisitions		(4,277)	—	(4,721)	(267)
Proceeds from dispositions		226	25,460	511	25,501
Change in non-cash working capital		67,224	9,756	109,189	36,753
		(347,297)	(132,385)	(1,373,421)	(356,703)

Change in cash		4,262	4,410	18,435	4,410
Cash, beginning of period		19,637	—	5,464	—
Cash, end of period		$23,899	$4,410	$23,899	$4,410

Supplementary information
Interest paid		$45,941	$35,587	$83,945	$77,116
Income taxes paid		$—	$1,906	$3,603	$2,169

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2023 and 2022
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the state of Texas in the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.BASIS OF PRESENTATION
The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These condensed consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2022 ("2022 annual consolidated financial statements").

The consolidated financial statements were approved by the Board of Directors of Baytex on November 2, 2023.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited 2022 annual consolidated financial statements are available through its filings on SEDAR+ at www.sedarplus.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

Estimation Uncertainty

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities. There have been no changes in our key areas of judgement or estimation uncertainty for the nine months ended September 30, 2023 except for the judgements and estimates related to Business Combinations as discussed below.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting when the assets acquired meet the definition of a business in accordance with IFRS. The determination of the fair value assigned to assets acquired and liabilities assumed requires management to make assumptions and estimates. These assumptions or estimates used in determining the fair value of assets acquired and liabilities assumed could impact the amounts assigned to assets, liabilities and goodwill. Oil and gas properties acquired represents the largest fair value estimate which is derived from the present value of expected future cash flows after-tax using estimates of reserves acquired prepared by an independent qualified reserve evaluator using forecasted commodity prices and applying a discount rate. Assumptions used to arrive at the fair value are further verified by way of market comparisons and third party sources.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board has issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

Significant Accounting Policies

The accounting policies, critical accounting judgments, with the addition of Business Combinations, and significant estimates used in these consolidated financial statements are consistent with those used in the preparation of the 2022 annual consolidated financial statements.

3.    BUSINESS COMBINATION

On June 20, 2023, Baytex closed the previously announced acquisition of Ranger Oil Corporation (“Ranger”), a publicly traded oil and gas exploration and production company with operations in the Eagle Ford. Baytex acquired all of the issued and outstanding common shares of Ranger and is treated as the acquirer for accounting purposes. The acquisition increases Baytex's Eagle Ford scale and provides an operating platform to effectively allocate capital across the Western Canadian Sedimentary Basin and the Eagle Ford.

The acquisition was accounted for as a business combination with the net assets and liabilities recorded at fair value at the acquisition date. The total consideration of US$1.6 billion (C$2.1 billion) consisted of $732.8 million of cash consideration and 311.4 million Baytex common shares valued at approximately $1.3 billion (based on the closing price of Baytex’s common shares of $4.26 per share on the Toronto Stock Exchange on June 20, 2023). Under the terms of the agreement, Ranger shareholders received 7.49 Baytex shares plus US$13.31 cash for each share of Ranger common stock.

The fair value of oil and gas properties acquired is based on estimates of proved and probable oil and gas reserves and the present value of the associated cash flows. Factors that impact these cash flows include production volumes, royalty obligations, operating costs, capital costs, tax rates, forecasted commodity prices, along with inflation and discount rates. These calculations require the use of estimates and assumptions including cash flows associated with proved plus probable oil and gas reserves, the discount rate used to present value future cash flows, and assumptions regarding the timing and amount of capital expenditures and future abandonment and reclamation obligations. Any changes to these estimates and assumptions could impact the calculation of the recoverable amount and the carrying value of assets. The fair value of oil and gas properties were determined using a discount rate of 12.5%.

Asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment and reclamation of the wells and facilities acquired using a credit-adjusted discount rate of 9%.

The total consideration paid and estimates of the fair value of the assets and liabilities as at the date of the acquisition are set forth in the table below. The preliminary purchase price allocation is based on Management's best estimate of the assets acquired and liabilities assumed. Adjustments to these initial estimates may be required upon finalizing the value of net assets acquired.

	USD	CAD (1)
Consideration
Cash	$553,150	$732,840
Common shares issued	1,001,196	1,326,435
Share based compensation (2)	20,107	26,638
Total consideration	$1,574,453	$2,085,913

Fair value of net assets acquired
Oil and gas properties	$2,325,996	$3,081,596
Working capital deficiency excluding bank debt and financial derivatives (3)	(108,147)	(143,278)
Financial derivatives	17,030	22,562
Lease assets	15,708	20,811
Lease obligations	(15,708)	(20,811)
Credit facilities	(282,000)	(373,608)
Long-term notes	(429,676)	(569,256)
Asset retirement obligations	(23,632)	(31,310)
Deferred income tax asset	74,882	99,207
Net assets acquired	$1,574,453	$2,085,913
(1)Exchange rate used to translate the U.S. denominated values above is the rate as at the closing date being CAD/USD 1.32485.
(2)Follow closing of the transaction, holders of awards outstanding under Ranger's share based compensation plans are entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date while the remaining fair value of the share awards assumed by Baytex will be recognized over the remaining future service periods (note 11). Included in this balance is $21.3 million (US$16.1 million) of awards that were vested in full at close of the Ranger acquisition and $5.3 million (US$4.0 million) of cash-based awards included in trade and other payables.
(3)Includes $70.3 million (US$53.0 million) of cash. Accounts receivable acquired is net of a provision for expected credit losses of approximately $0.3 million.

The cash portion of the transaction was funded with Baytex’s expanded credit facility which increased to US$1.1 billion at close of the transaction, US$150 million from a two-year term loan facility, and the net proceeds from the issuance of US$800 million senior unsecured notes due 2030. Baytex closed the US$800 million, senior unsecured note offering on April 27, 2023 and the net proceeds were released from escrow on June 20, 2023.

These consolidated financial statements include the results of operations of Ranger for the period following closing of the transaction on June 20, 2023. For the nine months ended September 30, 2023, the acquisition contributed revenues and net income before tax of $501.8 million and $107.8 million, respectively. Had the acquisition occurred on January 1, 2023, revenues and net income before income taxes would have increased by $1.3 billion and $325.1 million, respectively, for the nine months ended September 30, 2023. This pro-forma information is not necessarily indicative of the results of operations that would have resulted had the acquisition been reflected on the dates indicated, or that may be obtained in the future.

During the nine months ended September 30, 2023, Baytex incurred $44.0 million of transaction costs, including consulting, financial advisory, legal and filing fees related to the acquisition of Ranger.

4.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the Eagle Ford in Texas; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2023	2022	2023	2022	2023	2022	2023	2022

Revenue, net of royalties
Petroleum and natural gas sales	$515,218	$473,708	$647,792	$238,357	$—	$—	$1,163,010	$712,065
Royalties	(64,238)	(75,901)	(175,811)	(71,093)	—	—	(240,049)	(146,994)
	450,980	397,807	471,981	167,264	—	—	922,961	565,071

Expenses
Operating	93,065	83,141	81,054	26,998	—	—	174,119	110,139
Transportation	16,075	12,771	11,908	—	—	—	27,983	12,771
Blending and other	49,830	40,945	—	—	—	—	49,830	40,945
General and administrative	—	—	—	—	20,536	12,003	20,536	12,003
Transaction costs	—	—	—	—	2,263	—	2,263	—
Exploration and evaluation	409	6,566	—	—	—	—	409	6,566
Depletion and depreciation	124,214	102,353	193,334	40,298	2,183	1,526	319,731	144,177
Share-based compensation	—	—	—	—	14,699	3,072	14,699	3,072
Financing and interest	—	—	—	—	68,065	25,753	68,065	25,753
Financial derivatives loss (gain)	—	—	—	—	28,641	(114,063)	28,641	(114,063)
Foreign exchange loss	—	—	—	—	42,682	38,905	42,682	38,905
Gain on dispositions	(875)	(4,566)	—	—	—	—	(875)	(4,566)
Other (income) expense	—	(1,276)	—	—	(1,367)	6,499	(1,367)	5,223
	282,718	239,934	286,296	67,296	177,702	(26,305)	746,716	280,925
Net income (loss) before income taxes	168,262	157,873	185,685	99,968	(177,702)	26,305	176,245	284,146
Income tax (recovery) expense
Current income tax expense							808	703
Deferred income tax (recovery) expense							48,007	18,475
							48,815	19,178
Net income (loss)	$168,262	$157,873	$185,685	$99,968	$(177,702)	$26,305	$127,430	$264,968

Additions to exploration and evaluation assets	40	—	—	—	—	—	40	—
Additions to oil and gas properties	107,013	117,150	302,138	50,303	—	—	409,151	167,453
Corporate acquisition, net of cash acquired	—	—	—	—	—	—	—	—
Property acquisitions	4,277	—	—	—	—	—	4,277	—
Proceeds from dispositions	(226)	(25,460)	—	—	—	—	(226)	(25,460)

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2023	2022	2023	2022	2023	2022	2023	2022

Revenue, net of royalties
Petroleum and natural gas sales	$1,291,131	$1,508,609	$1,025,975	$731,450	$—	$—	$2,317,106	$2,240,059
Royalties	(155,402)	(224,710)	(285,820)	(216,563)	—	—	(441,222)	(441,273)
	1,135,729	1,283,899	740,155	514,887	—	—	1,875,884	1,798,786

Expenses
Operating	275,599	244,152	130,366	74,179	—	—	405,965	318,331
Transportation	46,320	33,744	13,242	—	—	—	59,562	33,744
Blending and other	162,506	139,280	—	—	—	—	162,506	139,280
General and administrative	—	—	—	—	47,510	35,325	47,510	35,325
Transaction costs	—	—	—	—	43,966	—	43,966	—
Exploration and evaluation	941	17,346	—	—	—	—	941	17,346
Depletion and depreciation	355,947	304,147	300,509	118,759	5,418	4,348	661,874	427,254
Share-based compensation	—	—	—	—	41,440	9,959	41,440	9,959
Financing and interest	—	—	—	—	126,287	77,074	126,287	77,074
Financial derivatives loss	—	—	—	—	17,054	191,838	17,054	191,838
Foreign exchange loss	—	—	—	—	30,680	52,269	30,680	52,269
Gain on dispositions	(539)	(5,007)	—	—	—	—	(539)	(5,007)
Other (income) expense	(1,271)	(2,741)	—	—	(1,013)	7,500	(2,284)	4,759
	839,503	730,921	444,117	192,938	311,342	378,313	1,594,962	1,302,172
Net income (loss) before income taxes	296,226	552,978	296,038	321,949	(311,342)	(378,313)	280,922	496,614
Income tax (recovery) expense
Current income tax expense							3,278	2,753
Deferred income tax (recovery) expense							(114,830)	(8,937)
							(111,552)	(6,184)
Net income (loss)	$296,226	$552,978	$296,038	$321,949	$(311,342)	$(378,313)	$392,474	$502,798

Additions to exploration and evaluation assets	1,271	5,897	—	—	—	—	1,271	5,897
Additions to oil and gas properties	386,791	289,264	425,459	122,747	—	—	812,250	412,011
Corporate acquisition, net of cash acquired		—	662,579	—	—	—	662,579	—
Property acquisitions	4,721	267	—	—	—	—	4,721	267
Proceeds from dispositions	(511)	(25,501)	—	—	—	—	(511)	(25,501)

	September 30, 2023	December 31, 2022
Canadian assets	$2,874,726	$2,779,596
U.S. assets	6,023,118	2,301,047
Corporate assets	48,337	23,126
Total consolidated assets	$8,946,181	$5,103,769

5.    EXPLORATION AND EVALUATION ASSETS

	September 30, 2023	December 31, 2022
Balance, beginning of period	$168,684	$172,824
Capital expenditures	1,271	6,359
Property acquisitions	4,600	301
Divestitures	(824)	(498)
Property swaps	978	385
Impairment reversal	—	22,503
Exploration and evaluation expense	(941)	(30,239)
Transfer to oil and gas properties (note 6)	(9,820)	(8,496)
Foreign currency translation	(9)	5,545
Balance, end of period	$163,939	$168,684

At September 30, 2023 there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's cash generating units ("CGUs").

At December 31, 2022, the Company identified indicators of impairment reversal for the exploration and evaluation assets within the Peace River CGU due to an increase in land sale values. The recoverable amount for the Peace River CGU exceeded its carrying value and an impairment reversal of $22.5 million was recorded at December 31, 2022. The recoverable amount was based on the CGU's fair value less costs of disposal ("FVLCD") and was estimated with reference to arm's length transactions in comparable locations and the discounted cash flows associated with the Company's future development plans.

6.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2021	$11,633,517	$(7,169,146)	$4,464,371
Capital expenditures	515,183	—	515,183
Property acquisitions	1,173	—	1,173
Transfers from exploration and evaluation assets (note 5)	8,496	—	8,496
Change in asset retirement obligations (note 9)	(147,020)	—	(147,020)
Divestitures	(265,166)	241,892	(23,274)
Property swaps	—	—	—
Impairment reversal	—	245,241	245,241
Foreign currency translation	296,033	(158,404)	137,629
Depletion	—	(581,033)	(581,033)
Balance, December 31, 2022	$12,042,216	$(7,421,450)	$4,620,766
Capital expenditures	812,250	—	812,250
Corporate acquisition (note 3)	3,081,596	—	3,081,596
Property acquisitions	109	—	109
Transfers from exploration and evaluation assets (note 5)	9,820	—	9,820
Transfers from lease assets	3,736	—	3,736
Change in asset retirement obligations (note 9)	(727)	—	(727)
Divestitures	(1,909)	1,511	(398)
Property swaps	(4,531)	3,756	(775)
Foreign currency translation	73,622	(3,550)	70,072
Depletion	—	(656,456)	(656,456)
Balance, September 30, 2023	$16,016,182	$(8,076,189)	$7,939,993

At September 30, 2023, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

At December 31, 2022, the Company identified indicators of impairment reversal for oil and gas properties in five of our six CGUs due to the increase in forecasted commodity prices in addition to changes in proved plus probable reserves. The recoverable amounts for three CGUs exceeded their carrying values which resulted in an impairment reversal of $245.2 million recorded at December 31, 2022. The recoverable amount for each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2022. The after-tax discount rates applied to the cash flows were between 12% and 23%.

7.    CREDIT FACILITIES

	September 30, 2023	December 31, 2022
Credit facilities - U.S. dollar denominated (1)	$569,951	$30,394
Credit facilities - Canadian dollar denominated	476,805	355,000
Credit facilities - principal (2)	$1,046,756	$385,394
Unamortized debt issuance costs	(17,889)	(2,363)
Credit facilities	$1,028,867	$383,031
(1)U.S. dollar denominated credit facilities balance was US$421.0 million as at September 30, 2023 (December 31, 2022 - US$22.5 million).
(2)The increase in the principal amount of the credit facilities outstanding from December 31, 2022 to September 30, 2023 is the result of net draws of $648.9 million, including repayment of the US$150 million term loan, as well as changes in the reported amount of U.S. denominated debt of $12.2 million due to foreign exchange.

At September 30, 2023, Baytex had US$1.1 billion of revolving credit facilities (the "Credit Facilities). On June 20, 2023, in connection with the acquisition of Ranger, Baytex amended its Credit Facilities to increase the committed amount (previously US$850 million in aggregate as of April 1, 2022) and entered into a secured two-year term loan of US$150 million that was repaid and cancelled in August 2023. The maturity date of the Credit Facilities is April 1, 2026.

The Credit Facilities are secured and are comprised of a US$50 million operating loan and a US$750 million syndicated revolving loan for Baytex and a US$45 million operating loan and a US$255 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. The amended Credit Facilities contain an additional financial covenant of a maximum Total Debt to Bank EBITDA ratio of 4.0:1.0 and increased the Interest Coverage minimum ratio to 3.5:1.0 (from 2.0:1.0).

The Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. There are no mandatory principal payments required prior to maturity which could be extended upon our request. The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. Advances under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or secured overnight financing rates ("SOFR"), plus applicable margins.

The weighted average interest rate on the Credit Facilities was 7.3% for the nine months ended September 30, 2023 (3.1% for nine months ended September 30, 2022).

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at September 30, 2023.

Covenant Description	Position as at September 30, 2023	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.5:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	12.3:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	1.2:1.0	4:0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at September 30, 2023, the Company's Senior Secured Debt totaled $1,046.8 million of principal amounts outstanding.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended September 30, 2023 was $2.2 billion.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expense, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis. Financing and interest expense for the twelve months ended September 30, 2023 was $176.3 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade and other payables, asset retirement obligations, leases, deferred income tax liabilities, and financial derivative liabilities. As at September 30, 2023, the Company's Total Debt totaled $2.7 billion of principal amounts outstanding.

At September 30, 2023, Baytex had $17.1 million of outstanding letters of credit, $15.7 million of which is under a $20 million uncommitted unsecured demand revolving letter of credit facility (December 31, 2022 - $15.7 million outstanding). Letters of credit under this facility are guaranteed by Export Development Canada and do not use capacity available under the Credit Facilities.

8.    LONG-TERM NOTES

	September 30, 2023	December 31, 2022
8.75% notes due April 1, 2027 (1)	$554,719	$554,597
8.50% notes due April 1, 2030 (2)	1,082,921	—
Total long-term notes - principal (3)	$1,637,640	$554,597
Unamortized debt issuance costs	(37,243)	(6,999)
Total long-term notes - net of discount and unamortized debt issuance costs	$1,600,397	$547,598
(1)The U.S. dollar denominated principal outstanding of the 8.75% notes was US$409.8 million as at September 30, 2023 (December 31, 2022 - US$409.8 million).
(2)The U.S. dollar denominated principal outstanding of the 8.50% notes was US$800.0 million as at September 30, 2023 (December 31, 2022 - nil).
(3)The increase in the principal amount of long-term notes outstanding from December 31, 2022 to September 30, 2023 is the result of the issuance of the 8.50% notes for $1.1 billion and includes changes in the reported amount of U.S. denominated debt of $23.2 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding.

On April 27, 2023, we issued US$800 million aggregate principal amount of senior unsecured notes due April 30, 2030 bearing interest at a rate of 8.50% per annum semi-annually (the "8.50% Senior Notes"). The 8.50% Senior Notes were issued at 98.709% of par and are redeemable at our option, in whole or in part, at specified redemption prices after April 30, 2026 and will be redeemable at par from April 30, 2028 to maturity. Net proceeds of $1.0 billion reflects $13.7 million for the original issue discount and Baytex also incurred transaction costs of $18.5 million in conjunction with the issuance.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

9.    ASSET RETIREMENT OBLIGATIONS

	September 30, 2023	December 31, 2022
Balance, beginning of period	$588,923	$743,683
Liabilities incurred (1)	17,413	19,942
Liabilities settled	(18,770)	(18,351)
Liabilities assumed from corporate acquisition (note 3)	31,310	—
Liabilities acquired from property acquisitions	11	950
Liabilities divested	(1,096)	(3,464)
Property swaps	26	—
Accretion (note 15)	14,252	15,683
Government grants (2)	(1,271)	(4,009)
Change in estimate (1)	17,159	6,124
Changes in discount rates and inflation rates (1)(3)	(35,299)	(173,086)
Foreign currency translation	1,608	1,451
Balance, end of period	$614,266	$588,923
Less current portion of asset retirement obligations	14,730	12,813
Non-current portion of asset retirement obligations	$599,536	$576,110
(1)Agrees to total change in asset retirement obligations of $0.7 million per Note 6 - Oil and Gas Properties.
(2)During the nine months ended September 30, 2023, Baytex recognized $1.3 million of non-cash other income and a reduction in asset retirement obligations related to government grants provided by the Government of Alberta and the Government of Saskatchewan ($4.0 million for the year ended December 31, 2022).
(3)The discount and inflation rates used to calculate the liability for our Canadian operations at September 30, 2023 were 3.8% and 1.8%, respectively (December 31, 2022 - 3.3% and 2.1%). The discount and inflation rates used to calculate the liability for our U.S. operations at September 30, 2023 were 4.7% and 2.3%, respectively (December 31, 2022 - 3.3% and 2.1%). The changes in discount rates also includes the remeasurement of the liability acquired from Ranger from a market rate of interest on the date of acquisition to a risk-free rate at period end.

10.    SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At September 30, 2023, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

In June 2023, the TSX accepted Baytex's notice of intention to renew its Normal Course Issuer Bid ("NCIB"). Under the terms of the NCIB, the Company may purchase for cancellation up to 68.4 million common shares over the 12-month period commencing June 29, 2023. The number of shares authorized for repurchase represents 10% of the Company's public float as at June 21, 2023. On June 21, 2023 Baytex had 856.9 million common shares outstanding. Purchases are made on the open market at prices prevailing at the time of the transaction. During the nine months ended September 30, 2023, Baytex repurchased and cancelled 16.8 million common shares at an average price of $5.30 per share for total consideration of $89.3 million.

As of October 31, 2023, we have repurchased 28.1 million common shares at an average price of $5.51 per share for total consideration of $155.0 million.

In July 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share which was paid on October 2, 2023 for shareholders of record as at September 15, 2023. Subsequent to September 30, 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on January 2, 2024 for shareholders on record as at December 15, 2023.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2021	564,213	$5,736,593
Vesting of share awards	5,035	8,501
Common shares repurchased and cancelled	(24,318)	(245,430)
Balance, December 31, 2022	544,930	$5,499,664
Issued on corporate acquisition (note 3)	311,370	1,326,435
Vesting of share awards	5,892	26,229
Common shares repurchased and cancelled	(16,832)	(134,695)
Balance, September 30, 2023	845,360	$6,717,633

11.    SHARE-BASED COMPENSATION PLAN
For the three and nine months ended September 30, 2023 the Company recorded total share-based compensation expense of $14.7 million and $41.4 million respectively ($3.1 million and $10.0 million for the three and nine months ended September 30, 2022) which are comprised of the expense related to cash-settled awards and the associated equity total return swaps ($2.4 million and $7.3 million for the three and nine months ended September 30, 2022). The nine months ended period is also comprised of $16.2 million of non-cash expense related to awards assumed in the acquisition of Ranger and were settled with Baytex common shares after closing of the business combination.

The Company's closing share price on the Toronto Stock Exchange on September 30, 2023 was $5.99 (September 30, 2022 - $5.85).

Share Award Incentive Plan

Baytex has a Share Award Incentive Plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the cash equivalent value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

On June 20, 2023, Baytex became the successor to Ranger's Share Award Plan. Although no new grants will be made under the Ranger Share Award Plan, awards that were outstanding at June 20, 2023 were converted to restricted awards that will be settled in shares of Baytex or with cash, with the quantity outstanding adjusted based on the exchange ratio for the business combination with Ranger.

The weighted average fair value of share awards granted during the nine months ended September 30, 2023 was $5.44 per restricted and performance award ($5.68 for the nine months ended September 30, 2022).

The number of share awards outstanding is detailed below.

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2021	2,093	7,381	9,474
Granted	68	1,391	1,459
Vested	(1,377)	(3,630)	(5,007)
Forfeited	(22)	(346)	(368)
Balance, December 31, 2022	762	4,796	5,558
Granted	41	2,628	2,669
Assumed on corporate acquisition (1)	10,789	—	10,789
Vested	(9,302)	(3,767)	(13,069)
Forfeited	(8)	(234)	(242)
Balance, September 30, 2023	2,282	3,423	5,705
(1)Follow closing of the transaction, holders of awards outstanding under Ranger's share based compensation plans are entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date (note 3) while the remaining fair value of the share awards assumed by Baytex will be recognized over the remaining future service periods.

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the holder of each incentive award is entitled to receive a cash payment equal to the value of one Baytex common share at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

During the nine months ended September 30, 2023, Baytex granted 2.5 million awards under the Incentive Award plan at a fair value of $5.41 per award (1.4 million awards at $5.68 per award for the nine months ended September 30, 2022). At September 30, 2023 there were 4.5 million awards outstanding under the Incentive Award plan (5.1 million awards outstanding at December 31, 2022).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in trade and other payables.

During the nine months ended September 30, 2023, Baytex granted 0.3 million awards under the DSU plan at a fair value of $5.15 per award (0.2 million awards at $5.68 per award for the nine months ended September 30, 2022). At September 30, 2023, there were 1.2 million awards outstanding under the DSU plan (1.0 million awards outstanding at December 31, 2022).

Equity Total Return Swaps

The Company uses equity total return swaps on the equivalent number of Baytex common shares in order to fix the aggregate cost of the Company's cash-settled DSU Plan, at the fair value determined on the grant date.

At September 30, 2023, an asset of $2.7 million associated with the equity return swap was included in trade receivables and prepaids (December 31, 2022 - $21.2 million).

12.    NET INCOME PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended September 30
	2023			2022
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$127,430	855,300	$0.15	$264,968	553,409	$0.48
Dilutive effect of share awards		5,272		—	5,765	—
Net income - diluted	$127,430	860,572	$0.15	$264,968	559,174	$0.47

	Nine Months Ended September 30
	2023			2022
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$392,474	662,379	$0.59	$502,798	561,931	$0.89
Dilutive effect of share awards		3,815		—	5,731	—
Net income - diluted	$392,474	666,194	$0.59	$502,798	567,662	$0.89

For the three and nine months ended September 30, 2023 and September 30, 2022 no share awards were excluded from the calculation of diluted income per share as all of their effects were dilutive.

13.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended September 30
	2023			2022
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$173,475	$583,304	$756,779	$175,447	$188,521	$363,968
Heavy oil	323,272	—	323,272	267,958	—	267,958
NGL	5,945	41,027	46,972	7,929	22,627	30,556
Natural gas sales	12,526	23,461	35,987	22,374	27,209	49,583
Total petroleum and natural gas sales	$515,218	$647,792	$1,163,010	$473,708	$238,357	$712,065

	Nine Months Ended September 30
	2023			2022
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$444,894	$909,159	$1,354,053	$548,588	$591,946	$1,140,534
Heavy oil	791,806	—	791,806	858,497	—	858,497
NGL	15,777	73,192	88,969	23,701	69,529	93,230
Natural gas sales	38,654	43,624	82,278	77,823	69,975	147,798
Total petroleum and natural gas sales	$1,291,131	$1,025,975	$2,317,106	$1,508,609	$731,450	$2,240,059

Included in accounts receivable at September 30, 2023 is $382.0 million of accrued production revenue related to delivered volumes (December 31, 2022 - $183.0 million).

14.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2023	2022
Net income (loss) before income taxes	$280,922	$496,614
Expected income taxes at the statutory rate of 24.64% (2022 –24.80%) (1)	69,219	123,160
Change in income taxes resulting from:
Effect of foreign exchange	2,817	5,917
Effect of change in income tax rates	(427)	—
Effect of rate adjustments for foreign jurisdictions	(7,230)	(21,237)
Effect of change in deferred tax benefit not recognized (2)	3,213	(72,297)
Effect of internal debt restructuring (3)	(186,319)	(44,793)
Adjustments, assessments and other	7,175	3,066
Income tax expense (recovery)	$(111,552)	$(6,184)
(1)The expected income tax rate decreased due to changes in the provincial apportionment of Canadian income
(2)A deferred income tax asset of $17.5 million remains unrecognized due to uncertainty surrounding future capital gains (December 31, 2022- $14.4 million). The unrecognized deferred income tax asset relates to realized and unrealized foreign exchange losses arising from the repayment of previously issued U.S. dollar denominated long-term notes and from the translation of U.S. dollar denominated long-term notes currently outstanding.
(3)A deferred income tax asset has been recognized immediately after the closing of the Ranger acquisition due to effects of the transaction structuring.

As disclosed in the 2022 annual financial statements, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) in June 2016 that denied $591.0 million of non-capital loss deductions that relate to the calculation of income taxes for the years 2011 through 2015. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. In July 2023, Baytex received a letter from the Appeals Division of the CRA proposing to confirm the reassessments. Baytex submitted a response to this proposal in October 2023.

Baytex has received advice from its tax advisors that it should be entitled to use the non-capital loss deductions and remains confident that the original tax filings are correct. As such, Baytex has not recognized any provision in its unaudited interim consolidated financial statements with respect to the reassessments. In the event that Baytex is unsuccessful, Baytex would be required to remit taxes plus interest.

15.    FINANCING AND INTEREST

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Interest on Credit Facilities	$21,671	$5,788	$35,422	$12,897
Interest on long-term notes	34,664	13,935	67,323	47,635
Interest on lease obligations	160	51	380	143
Cash Interest	$56,495	$19,774	$103,125	$60,675
Amortization of debt issue costs	6,539	1,242	8,910	4,671
Accretion on asset retirement obligations (note 9)	5,031	4,412	14,252	11,403
Early redemption expense	—	325	—	325
Financing and interest	$68,065	$25,753	$126,287	$77,074

16.    FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Unrealized foreign exchange loss - long-term notes & Credit Facilities	$42,392	$39,799	$29,299	$52,750
Realized foreign exchange loss (gain)	290	(894)	1,381	(481)
Foreign exchange loss	$42,682	$38,905	$30,680	$52,269

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade receivables and prepaids, trade and other payables, financial derivatives, Credit Facilities, and long-term notes. The fair value of trade receivables and prepaids and trade and other payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	September 30, 2023		December 31, 2022
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$6,695	$6,695	$10,105	$10,105	Level 2
Total	$6,695	$6,695	$10,105	$10,105

Amortized cost
Cash	$23,899	$23,899	$5,464	$5,464	—
Trade receivables and prepaids	540,679	540,679	228,485	228,485	—
Total	$564,578	$564,578	$233,949	$233,949

Financial Liabilities
Fair value through profit and loss
Financial derivatives	$(12,793)	$(12,793)	$—	$—	Level 2
Total	$(12,793)	$(12,793)	$—	$—

Amortized cost
Trade and other payables	$(685,392)	$(685,392)	$(281,404)	$(281,404)	—
Dividends payable	(19,138)	(19,138)	—	—	—
Credit Facilities	(1,028,867)	(1,046,756)	(383,031)	(385,394)	—
Long-term notes	(1,600,397)	(1,676,488)	(547,598)	(563,292)	Level 1
Total	$(3,333,794)	$(3,427,774)	$(1,212,033)	$(1,230,090)

There were no transfers between Level 1 and Level 2 during the nine months ended September 30, 2023 and 2022.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
U.S. dollar denominated	US$5,041	US$6,980	US$1,448,655	US$430,171

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding subsequent to September 30, 2023 and as of November 2, 2023:

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential (2)	Oct 2023 to Dec 2023	1,500 bbl/d	WTI less US$2.50/bbl	MSW
Basis differential (2)	Jan 2024 to Dec 2024	1,500 bbl/d	WTI less US$2.65/bbl	MSW
Basis differential (2)	Oct 2023 to Dec 2023	8,000 bbl/d	WTI less US$13.96/bbl	WCS
Basis differential (2)	Oct 2023 to Dec 2023	5,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.10/bbl	WCS
Basis differential (2)	Jan 2024 to Jun 2024	4,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.10/bbl	WCS
Put option	Oct 2023 to Dec 2023	5,000 bbl/d	US$60.00	WTI
Collar	Oct 2023 to Dec 2023	30,589 bbl/d	US$60.00/US$100.00	WTI
Collar	Jan 2024 to Mar 2024	10,400 bbl/d	US$60.00/US$100.00	WTI
Collar	Jan 2024 to Jun 2024	24,500 bbl/d	US$60.00/US$100.00	WTI
Collar	July 2024 to Dec 2024	2,500 bbl/d	US$60.00/US$90.21	WTI
Collar	Apr 2024 to Jun 2024	11,750 bbl/d	US$60.00/US$100.00	WTI
Collar	July 2024 to Dec 2024	2,500 bbl/d	US$60.00/US$94.15	WTI
Collar	July 2024 to Dec 2024	5,000 bbl/d	US$60.00/US$100.00	WTI
Collar (3)	July 2024 to Sep 2024	10,000 bbl/d	US$60.00/US$100.00	WTI
Collar (3)	Oct 2024 to Dec 2024	2,500 bbl/d	US$60.00/US$100.00	WTI
Collar (3)	July 2024 to Dec 2024	5,000 bbl/d	US$60.00/US$100.00	WTI

Natural Gas
Basis differential (2)	Oct 2023 to Dec 2023	11,413 mmbtu/d	Baytex pays: NYMEX Baytex receives: HSC less US$0.1525/mmbtu	HSC
Fixed Sell	Oct 2023 to Mar 2024	3,500 mmbtu/d	US$3.5025	NYMEX
Collar	Oct 2023 to Dec 2023	11,413 mmbtu/d	US$2.50/US$2.68	NYMEX
Collar	Jan 2024 to Mar 2024	11,538 mmbtu/d	US$2.50/US$3.65	NYMEX
Collar	Apr 2024 to Jun 2024	11,538 mmbtu/d	US$2.33/US$3.00	NYMEX
Collar	Jan 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.06	NYMEX
Collar	Jan 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.09	NYMEX
Collar	Jan 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.10	NYMEX
Collar	Jan 2024 to Dec 2024	8,500 mmbtu/d	US$3.00/US$4.15	NYMEX
Collar	Jan 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.19	NYMEX

Natural Gas Liquids
Fixed Sell	Oct 2023 to Mar 2024	34,364 gallon/d	US$0.2280/gallon	Mt. Belvieu Non-TET Ethane
(1)Based on the weighted average price per unit for the period.
(2)Contracts that fix the basis differential between certain oil reference prices.
(3)Contract entered subsequent to September 30, 2023.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Realized financial derivatives (gain) loss	$(2,055)	$76,408	$(23,835)	$284,816
Unrealized financial derivatives loss (gain)	30,696	(190,471)	40,889	(92,978)
Financial derivatives loss (gain)	$28,641	$(114,063)	$17,054	$191,838

18.    CAPITAL MANAGEMENT
The Company's capital management objective is to maintain a strong balance sheet that provides financial flexibility to execute its development programs, provide returns to shareholders and optimize its portfolio through strategic acquisitions. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At September 30, 2023, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade receivables and prepaids, trade and other payables, dividends payable, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time to time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

Net Debt

The Company uses net debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net debt to be the sum of our credit facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade and other payables, dividends payable, cash, and trade receivables and prepaids. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles Net Debt to amounts disclosed in the primary financial statements.

	September 30, 2023	December 31, 2022
Credit Facilities	$1,028,867	$383,031
Unamortized debt issuance costs - Credit Facilities (note 7)	17,889	2,363
Long-term notes	1,600,397	547,598
Unamortized debt issuance costs - Long-term notes (note 8)	37,243	6,999
Trade and other payables	685,392	281,404
Dividends payable	19,138	—
Cash	(23,899)	(5,464)
Trade receivables and prepaids	(540,679)	(228,485)
Net Debt	$2,824,348	$987,446

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirements obligations settled during the applicable period, transaction costs and cash premiums on derivatives.

Adjusted Funds Flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Cash flows from operating activities	$444,033	$310,423	$821,279	$869,431
Change in non-cash working capital	126,075	(30,734)	205,924	29,560
Asset retirement obligations settled	9,252	4,599	18,770	10,608
Transaction costs	2,263	—	43,966	—
Cash premiums on derivatives	—	—	2,263	—
Adjusted Funds Flow	$581,623	$284,288	$1,092,202	$909,599